

Mail Stop 3720

September 29, 2015

David J. Field
Chief Executive Officer
Entercom Communications Corp.
401 E. City Avenue, Suite 809
Bala Cynwyd, PA 19004

> **Re:** **Entercom Communications Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 8-K**
> **Filed August 6, 2015**
> **File No. 001-14461**

Dear Mr. Field:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

1.   We note your disclosure that revenues are primarily derived from the sale of broadcasting time to local and national advertisers. We further note public disclosure in earnings call transcripts throughout fiscal year 2014 comparing national and local revenues, including best performing categories. Please expand your discussion of revenue to quantify and discuss the significance between national and local revenue, including known trends in

advertising categories. Alternatively, please explain your considerations not to expand your discussion. See Item 303(a)(3).

<u>Station Operating Expenses, page 22</u>

2.   We note your disclosure that station operating expenses increased for the year primarily due to the commencement and integration of SmartReach Digital. We further note public disclosure in earnings call transcripts throughout fiscal year 2014 indicating that SmartReach Digital is a new division of the company with a separate management team. To the extent material, please include a description of the status of SmartReach Digital, including the expected duration of the investment and development period. See Item 101(c)(1)(ii) of Regulation S-K.

<u>Definitive Revised Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis</u>

<u>Determination of CEO Incentive Compensation, page 15</u>

3.   Define the acronym BCF as used on page 15. Please make sure to include the definition of the acronym BCF the first time you use the term. We further note that you use the acronym TBA on page 21 of Form 10-K but do not define it until page 52. Please make sure to define all acronyms the first time they are used to ensure that readers will understand the business better.

<u>Form 8-K</u>

<u>Exhibit 99.1, page 4</u>

4.   We note that you use "Free Cash Flow" as a measure of operating performance. Since this measure is generally associated with a liquidity measure, please consider revising the title to clearly reflect your use of this measure as a measure of operating performance. We refer you to Item 10(e)(ii)(E) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications